50 3/4/03

03002410

VF 3-3-03

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. SECTION

SEC FILE NUMBER
8- 34919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triumph Corporate Finance Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28 State St., 37th Floor
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Schofield (617) 722-0991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adler Blanchard LLP
(Name – *if individual, state last, first, middle name*)

27 Cambridge St. (Address) Burlington (City) MA (State) 01803 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Schofield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triumph Corporate Finance Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANCINE M. SALLUSTIO
Notary Public
My Commission Expires
December 29, 200?

Peter Schofield
Signature

Controller
Title

Francine M Sallustio
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIUMPH CORPORATE FINANCE GROUP, INC.

FINANCIAL STATEMENTS

For the Year Ended
December 31, 2002

TABLE OF CONTENTS

ADLER & BLANCHARD LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Triumph Corporate Finance Group, Inc.

We have audited the accompanying statement of financial condition of Triumph Corporate Finance Group, Inc. (a Massachusetts corporation) as of December 31, 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triumph Corporate Finance Group, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 7 to the financial statements, the Company's sole shareholder and related entities were named as defendants in criminal and Securities and Exchange Commission ("SEC") actions alleging various criminal charges, violations of federal securities laws and fraudulent investment conduct. The parties involved deny the allegations and intend to vigorously contest the matter. The ultimate outcome of the lawsuits cannot presently be determined. Nevertheless, due to the uncertainties of these Actions, the Company's operations may be materially be impaired if the defendants are convicted or found liable.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Adler & Blanchard LLP

Adler & Blanchard LLP
February 10, 2003

27 CAMBRIDGE STREET • BURLINGTON MA 01803 • TELEPHONE: (781) 273-0075 • FAX: (781) 229-8912 • WEB SITE: www.abccpa.com

TRIUMPH CORPORATE FINANCE GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

Assets

Cash and cash equivalents	$	135,037
Securities owned - at fair value		35,000
Prepaid taxes		4,753
Deferred tax asset		1,017
Total assets	$	175,807

Liabilities abd stockholder's equity

Liabilities		
Accrued expenses	$	1,800
Total liabilities		1,800
Common stock, $.10 par value, 150,000 shares authorized, 10,000 shares issued and outstanding		1,000
Additional paid-in capital		7,000
Retained earnings		166,007
Total stockholder's equity		174,007
Total liabilities and stockholder's equity	$	175,807

See Accompanying Notes to Financial Statements

TRIUMPH CORPORATE FINANCE GROUP, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

Revenues:		
Advisory revenues	$	**171,875**
Interest income		**1,609**
Total revenues		**173,484**
Expenses:		
Management fee		**170,156**
Regulatory expense		**6,401**
Total expenses		**176,557**
Loss from operations		**(3,073)**
Other income (loss)		
Unrealized depreciation of investments		**(11,100)**
		(14,173)
Provision for income taxes:		
Federal		**-**
State		**1,256**
Deferred tax benefit		**(1,017)**
Total provision for income taxes		**239**
Net loss	$	**(14,413)**

See Accompanying Notes to Financial Statements

TRIUMPH CORPORATE FINANCE GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance:				
January 1, 2002	$ 1,000	$ 7,000	$ 180,420	$ 188,420
Net loss	-	-	(14,413)	(14,413)
Balance:				
December 31, 2002	**$ 1,000**	**$ 7,000**	**$ 166,007**	**$ 174,007**

TRIUMPH CORPORATE FINANCE GROUP, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(14,413)
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on investments		11,100
Increase in prepaid taxes		(4,753)
Increase in accrued expenses		1,800
Increase in deferred tax asset		(1,017)
Decrease in due to related entities		(1,000)
Decrease in accrued income taxes		(2,647)
Net decrease in cash		(10,930)
Cash and cash equivalents:		
Beginning of the year		145,967
End of the year	$	135,037

SUPPLEMENTAL DISCLOSURES:

Cash paid for income taxes	$	8,656

TRIUMPH CORPORATE FINANCE GROUP, INC
NOTES TO FINANCIAL STATEMENTS

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
Triumph Corporate Finance Group, Inc. ("the Company"), a Massachusetts corporation, is a registered broker dealer under Section 15(b) of the Securities Exchange Act of 1934. The Company primarily provides advisory services to corporate clients in various locations throughout the United States.

The Company receives fees for financial advisory, monitoring, and placement services directly from clients. The Company does not retain custody of any customer securities.

Cash and cash equivalents
Cash equivalents include short-term highly liquid investments purchased with remaining maturities of three months or less.

Credit risk
The Company, in the normal course of business, maintains cash account balances in excess of federally insured limits. The maximum loss that would have resulted from that risk totaled $35,877 for the year ended December 31, 2002 for the excess of the deposit liability reported by the bank over the amount that would have been covered by federal insurance.

Investment in Securities
Investments in marketable securities are stated at fair value based on quoted market prices for publicly traded securities or as determined by management in absence of readily ascertainable market values. Investments in non-marketable securities that represent less than 20% of a company's voting stock are valued at cost.

Revenue Recognition
Advisory fee revenues are recognized upon the closing of any debt or equity transaction or on a monthly basis under the terms of the agreements. Revenue is not recognized for an amount if its collectibility is not reasonably assured.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns.

Note 2. SECURITIES OWNED

Investments in securities consist of the following:

Marketable -		
2.300 shares of The Nasdaq Stock Market, Inc., at fair market value	$	23,000
Not readily marketable -		
1,200 warrants of NASD, Inc. exercisable in four annual tranches ending June 28, 2005, at estimated fair value		12,000
	$	35,000

Note 3. MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one (15:1). The required minimum net capital is the greater of the amount calculated under the aggregate indebtedness method or the dollar amount, $5,000. At December 31, 2002, the Company had net capital of $133,237, which was $128,237 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .0135 to 1.

Note 4. COMMON STOCK

In addition to 150,000 shares of voting common stock, 50,000 shares of non-voting common stock with $.10 par value were authorized but not issued as of December 31, 2002.

Note 5. RELATED PARTY TRANSACTIONS

The Company receives advisory fees from related entities. During 2002, the Company received advisory fees from portfolio companies of Triumph Partners III, L.P. One hundred percent (100%) of all advisory revenues were received from this related entity.

The Company has a revenue and expense sharing agreement with Triumph Capital Group, Inc. ("Triumph"). In accordance with this agreement, the Company paid Triumph management fees of ninety-nine percent (99%) of the revenues collected, totaling $170,156 during 2002. This agreement also provides for Triumph to pay all of the Company's non-regulatory operating expenses as such expenses become due and payable by the Company. During 2002, Triumph paid $6,800 for audit and tax return fees and $1,117 for fidelity bond coverage on behalf of the Company.

Note 6. DEFERRED TAX BENEFIT

The Company has net operating loss carry forwards totaling $4,329 that may be offset against future federal and state taxable income. If not used, the carry forwards will expire in 2022 for federal tax purposes and 2007 for state tax purposes.

	Operating loss	
	Federal	State
Deferred tax asset - current	$649	$368
Valuation allowance	$ -	$ -

The Company has a capital loss carry forward of $25,789 which will expire in 2005. The future tax benefit of the capital loss carry forward of $3,868 and $2,450 for federal and state tax purposes, respectively, has not been recognized as of December 31, 2002.

Current period income tax expense was zero due to the operating loss.

TRIUMPH CORPORATE FINANCE GROUP, INC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 7. CONTINGENCIES

On October 10, 2000, Triumph Capital Group, Inc. ("Triumph"), Frederick W. McCarthy, Chairman of Triumph and Charles B. Spadoni, General Counsel of Triumph were named as defendants in a twenty-five count criminal indictment returned by a Grand Jury sitting in Hartford, Connecticut. On January 10, 2001, one count was dropped. Triumph, Mr. McCarthy and Mr. Spadoni have denied the charges and intend to vigorously contest the Indictments.

On October 10, 2000, the United States Securities and Exchange Commission ("SEC") commenced a civil action in the United States District Court for the District of Connecticut against Triumph, Mr. McCarthy and Mr. Spadoni for alleged violations of federal securities laws. Triumph, Mr. McCarthy and Mr. Spadoni deny the allegations and intend to vigorously contest the matter.

The ultimate outcome of the above lawsuits cannot presently be determined. Court cases are expected to begin during the spring of 2003. Nevertheless, due to the uncertainties of this litigation, the Company's operations may be materially impaired if the defendants are convicted or found liable. In addition, pending the outcome of these actions, Triumph's ability to effect a business plan involving growth of the business is likely to be adversely affected. As a result of the uncertainty regarding the outcome of these matters, no provision has been made in the financial statements with respect to this contingency.

TRIUMPH CORPPORATE FINANCE GROUP, INC.
SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

Total stockholder's equity	$	**174,007**
Less: nonallowable assets		
Prepaid taxes		**4,753**
Stock and warrants		**35,000**
Deferred tax asset		**1,017**
Total nonallowable assets		**40,770**
Net capital	$	**133,237**
Aggregate indebtedness	$	**1,800**
Computation of basic net capital requirement:		
Minimum net capital required	$	**5,000**
Excess capital at 1500%	$	**133,237**
Excess net capital at 1000%	$	**128,237**
Ratio: aggregate indebtedness to net capital (net capital ratio)		**.0135 to 1**

ADLER & BLANCHARD LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Triumph Corporate Finance Group, Inc.

In planning and performing our audit of the financial statements of Triumph Corporate Finance Group, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. No material differences exist.

We did not review the practices and procedures followed by the Company in:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers nor does it perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

27 CAMBRIDGE STREET • BURLINGTON MA 01803 • TELEPHONE: (781) 273-0075 • FAX: (781) 229-8912 • WEB SITE: www.abccpa.com

The Board of Directors
Triumph Corporate Finance Group, Inc.

Page Two

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Adler & Blanchard LLP

Adler & Blanchard LLP
Certified Public Accountants